UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2023

RAYVEN PROPERTIES, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-0620615
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

117 South 25th Street
Omaha, NE

(Full mailing address of principal executive offices)

(619) 535-1632

(Issuer’s telephone number, including area code)

Unless the context otherwise indicates, when used in this report, the terms “the Company,” “Rayven Properties,” “we,” “us,” “our” and similar terms refer to Rayven Properties, LLC, a Delaware limited liability company, and the term “Manager” refers to Rayven Manager, LLC, a Delaware limited liability company.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2023.

Overview

Rayven Properties, LLC is organized as a Delaware limited liability company, and is an early-stage company formed to acquire, develop and manage commercial properties into net zero energy properties. Proceeds from the sale of the Notes in this offering to provide the capital for these activities. We are managed by Rayven Manager, LLC, or our Manager, under the terms of a Management Agreement. We were incorporated as Wild Buildings LLC under the laws of the State of Delaware on October 6, 2022, and changed our name to Rayven Properties, LLC on December 21, 2022.

As for the six month period ended June 30, 2023, the company has not generated any revenue, and has incurred approximately $460,000 in operating expenses. Of those expenses $388,282 to sales and marketing, which included advertising and marketing (e.g., content creation, social media) and $71,746 related to general and administrative expenses, which primarily related to professional fees.

Liquidity and Capital Resources

At June 30, 2023, we had cash on hand of $706,205. We do not have any external sources of capital to provide funds for our operations other than the proceeds from the sale of the promissory notes (the “Notes”) in our Regulation A offering. As of June 30, 2023, the Company has received approximately $49,000 in gross proceeds related to the sale of the Notes.

In December 2022, the Company commenced a private placement of 300 Voting Units and 1,160 Non-Voting Units under Rule 506(b) of Regulation D. During the period ended June 30, 2023, the Company issued 1,325 Non-Voting Units to members for aggregate contributions of $1,325,000. Combined with $175,000 from the sale of Non-Voting Units in 2022, total investments through June 30, 2023 into the Company was $1,500,000.

As of June 30, 2023, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources from the sale of its Non-Voting Units under Regulation D, and its sale of Notes under Regulation A in order to commence its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Going Concern

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern. For the period ended June 30, 2023, the Company has incurred a net loss of $460,029. The Company has not yet generated any revenue and has no operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date the financial statements were issued.

The financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of June 30, 2023.

Income Taxes

The Notes receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

As of June 30, 2023, we had no federal and state income tax expense.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this Offering Circular, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Trends

For the twelve months following the commencement of the Offering, we will seek to sell the Notes and invest the proceeds in real estate properties and net zero energy renovations to those properties in accordance with our business model. Proceeds from net operating income will first pay primary debt on said properties and then pay interest on our Notes.

In, order to operate our Company for the future 12 months, we estimate that $65,000,000 in Note proceeds (when leveraged with primary debt) will allow us to acquire and decarbonize around $175,000,000 worth of real estate. The source of such funds is anticipated to be up to 87% of the net proceeds from our sales of the Notes in this offering. If we fail to generate at least $1,000,000 from our sales of the Notes, we may not be able to fully carry out our plan of operations.

We believe the proceeds from our sales of the Notes together with the proceeds of an earlier private placement (see “—Liquidity and Capital Resources”) will allow us to operate for five plus years should such amounts equal $5,000,000 or more. However, the extent of our operations will be less depending on the amount of proceeds received and the results of operations of our operating subsidiary.

We plan to continue acquiring properties for modification to net zero energy in accordance with our business model as we receive funds from selling the Notes in this offering, through the efforts of the Manager and through a network of referral sources including mortgage brokers, professional and business advisers, commercial banks and Chambers of Commerce and other business and trade organizations. The Company currently does not have any contracts with third parties related to the services it intends to provide.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

RAYVEN PROPERTIES, LLC

A DELAWARE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS

June 30, 2023

RAYVEN PROPERITES, LLC

TABLE OF CONTENTS

RAYVEN PROPERTIES, LLC

BALANCE SHEET

AS OF JUNE 30, 2023

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$706,205	$261,822
Deferred offering costs	174,338	61,750
Total assets	$880,543	$323,572

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$14,413	$22,414
Subscription liability	-	300,000
Total liabilities	14,413	322,414

Members' equity	866,130	1,159
Total members' equity	866,130	1,159
Total liabilities and members' equity	$880,543	$323,572

See accompanying notes to the financial statements, which are an integral part of these financial statements.

RAYVEN PROPERTIES, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD ENDED JUNE 30, 2023

Revenues	$-

Operating expenses:
General and administrative	71,746
Sales and marketing	388,282
Total operating expenses	460,029

Loss from operations	(460,029)
Net loss	$(460,029)

Net loss per membership unit	$(549)
Weighted average membership units outstanding	838

See accompanying notes to the financial statements, which are an integral part of these financial statements.

RAYVEN PROPERTIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD ENDED JUNE 30, 2023

Balances at December 31, 2022	$1,159
Member contributions	1,325,000
Net loss	(460,029)
Balances at June 30, 2023	$866,130

See accompanying notes to the financial statements, which are an integral part of these financial statements.

RAYVEN PROPERTIES, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2023

Cash flows from operating activities:
Net loss	$(460,029)
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts payable	(8,000)
Net cash used in operating activities	(468,029)
Cash flows from financing activities:
Member contributions	1,325,000
Subscription liability	(300,000)
Deferred offering costs	(112,588)
Net cash provided by financing activities	912,412
Net change in cash and cash equivalents	444,383
Cash and cash equivalents at beginning of period	261,822
Cash and cash equivalents at end of period	$706,205

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023

NOTE 1: NATURE OF OPERATIONS

Rayven Properties, LLC (the “Company”) is organized as a Delaware limited liability company, formed to acquire and develop commercial real estate properties located in the United States into net zero energy properties. The Company is managed by Rayven Manager, LLC, a Delaware limited liability company (the “Manager”), pursuant to a management agreement. The Company was incorporated as Wild Buildings LLC under the laws of the State of Delaware on October 6, 2022, and changed our name to Rayven Properties, LLC on December 21, 2022. The Company's headquarters are Oceanside, California.

As of June 30, 2023, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023, the Company had amounts in excess of federally insured limits of $456,205.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2023, the Company had capitalized $174,338 in deferred offering costs.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2018. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

•	Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023

To date, the Company has not yet generated revenue.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of membership units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2023, diluted net loss per unit is the same as basic net loss per unit. There were no potentially dilutive items outstanding as of June 30, 2023.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of June 30, 2023. For the period ended June 30, 2023, the Company has incurred a net loss of $460,029. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023

NOTE 4: MEMBERS’ EQUITY

The Company is managed by Rayven Manager, LLC, a Delaware limited liability company and managing non-member of the Company. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. Major decisions, as defined in the Company's LLC agreement, require a majority vote of the Company's voting members.

The Company has authorized two classes of its membership units: Voting Units and Non-Voting Units. The Voting Units are to be issued to the six original voting members. Up to 2,000 Non-Voting Units will be issued at $1,000 per unit. All unitholders are subject to calls for additional contributions in accordance with the terms outlined in the Company's LLC agreement. Voting Units have one vote for each outstanding voting unit. Non-Voting Units do not have any voting rights.

The Company's shall make quarterly distributions at the discretion of its Manager. 80% of the available cash shall be distributed to all members (voting and non-voting) in accordance with their respective percentage interests and 20% of the available cash shall be distributed to the voting members in accordance with their respective percentage interests of the voting members.

The Company’s six voting members have committed to a total capital contribution of $300,000 in the form of cash contributions in exchange for 50 Voting Units each (300 Voting Units total). As of June 30, 2023, the voting members contributed $300,000, however, the subscription agreements were not executed until January 2023. Therefore, the amount is included as a subscription liability on the balance sheet as of June 30, 2023 and will be recognized in 2023 to equity upon execution of the subscription agreements.

During the period ended December 31,2022, the Company issued 175 Non-Voting Units to members for aggregate contributions of $175,000.

In January 2023, the Company issued 300 Voting Units pursuant to the subscription liability as of December 31, 2022.

During the period ended June 30 ,2023, the Company issued 1,325 Non-Voting Units to members for aggregate contributions of $1,325,000. Total investments through June 30, 2023 was $1,500,000.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023

NOTE 5: RELATED PARTY TRANSACTIONS

Management Agreement

Beginning on July 15, 2023 and quarterly thereafter, the Manager shall receive a quarterly management fee of 0.175% of the fair value of the Company's assets.

The Company shall pay the Manager a monthly asset management fee of 2.0% of the monthly gross revenue generated by the Company’s properties. The asset management fee shall be paid in arrears on a monthly basis.

The Company shall pay to the Manager and/or any guarantors an acquisition fee equal to 2% of the purchase price of any property acquired by the Company within five days after closing of the acquisition of the property.

The Company shall pay the Manager a disposition fee equal to 2% of the cash sale price of any property acquired by the Company within five days after closing of the disposition of a property.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the ASU upon inception and it did not have any effect on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 12, 2023, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Exhibit Description
1.1	Broker-Dealer Agreement by and between Rayven Properties, LLC (fka Wild Buildings LLC) and Dalmore Group, LLC, dated November 28, 2022 (1)
2.1	Certificate of Formation, filed October 6, 2022 (1)
2.2	Certificate of Amendment to the Certificate of Formation, filed December 21, 2022 (1)
2.3	Amended and Restated Limited Liability Company Agreement of the Company, dated February 6, 2023 (1)
3.1	Form of Promissory Note (1)
4.1	Form of Note Subscription Agreement (1)
6.1	Amended and Restated Management Agreement, by and between Rayven Properties, LLC and Rayven Manager, LLC, dated February 6, 2023 (1)

(1)	Filed as an exhibit to the Rayven Properties LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-12153)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayven Properties, LLC

By:	Rayven Manager, LLC, Its Manager

	By:	/s/ Owen Barrett
Owen Barrett
Manager
Date:	September 26, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Owen Barrett	Manager of Rayven Manager, LLC	September 26, 2023
Owen Barrett	(Principal executive officer, principal financial officer and principal accounting officer)

/s/ Chris Pomerleau	Manager of Rayven Manager, LLC	September 26, 2023
Chris Pomerleau